Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: June 9, 2021

In connection with MDC Partners Inc.’s (“MDC”) proposed business combination with Stagwell Media LP (“Stagwell”), the following article was published by AdAge on June 8, 2021.

Duel Rages Over Stagwell’s Merger with MDC

Indaba blasts ‘sweetheart transaction' while Stagwell insists ‘deal is fair’ and ‘all we are willing to do’

By Bradley Johnson. Published on June 08, 2021.

Indaba Capital Management escalated its battle with The Stagwell Group as it pushes for better terms for MDC Partners shareholders in Stagwell’s proposed merger with MDC. Stagwell, meanwhile, fired back at Indaba, one of MDC’s biggest shareholders.

Indaba late today released a feisty open letter to Mark Penn, managing partner of Stagwell and chairman-CEO of MDC, along with a slide deck detailing its opposition to current terms of the merger.

“We are not able to sit by as Stagwell tries to secure what we view as a sweetheart transaction that deprives us and other MDC shareholders of significant value,” Derek Schrier, Indaba’s managing partner, said in the letter to Penn. “Given your apparent influence over various aspects of the proposed combination of MDC and Stagwell, we want to clearly lay out our concerns for you. Unlike MDC’s [board] special committee, you seem to have the ability to address our reservations if Stagwell truly wants to combine with MDC on fair and reasonable terms.”

Stagwell, MDC’s largest shareholder, is pushing MDC investors to vote for the merger at MDC’s June 22 special meeting of shareholders. After Indaba released its letter, Stagwell issued its own statement to Ad Age challenging Indaba’s assertions.

“Indaba continues to demonstrate a lack of analytical rigor, an understanding of the process or frankly the business combination and its financial and strategic benefits,” Stagwell Partner Jay Leveton said in the statement. “The trading price of MDC’s debt and stock are up significantly because of this transaction.

“When the deal was first announced, Indaba pointed to the stock price—then well below $3.75—to suggest the market did not like the deal. Now that the stock is above $5 per share, and investors have seen their returns quadruple thanks to this deal, Indaba is trying to point in a new direction.

“Perhaps tomorrow will bring yet another analytical innovation in desperation. The fact is that the overwhelming majority of MDC shareholders understand the valuation of these two businesses and recognize the stock price today reflects the power of the combination. We understand Indaba wants more. But this deal is fair and sensible to all reasonable parties. As importantly, it is all we are willing to do.”

In its presentation today, Indaba reiterated it could support the deal “if it included terms providing adequate value to all shareholders.”

In one of the odder twists in this merger saga, Indaba called attention to the “impressive job” of MDC management—which is led by Penn—while Stagwell noted MDC’s financial challenges.

“We believe that [MDC] management has done an impressive job navigating the pandemic and driving improvements at MDC, but this is not a justification for the Special Committee to essentially rubberstamp the anti-MDC shareholder terms,” Indaba said in its presentation. “We urge the Special Committee to reassess MDC’s value as we firmly believe that Stagwell can afford to adequately compensate shareholders.

In his statement today, Stagwell’s Leveton pointed to both Stagwell’s strengths and MDC’s weaknesses as justifications for both the merger and the current valuation.

“Stagwell is concentrated in the fastest-growing areas of marketing and has an unbroken record of revenue growth from zero to nearly $1 billion along with superior cash generation and a balance sheet with little debt,” Leveton said in the statement. “MDC has required two cash infusions totaling over $200 million to stay afloat, has over $1 billion of debt and debt-like items and its revenue has shrunk every year since 2017.

“Stagwell is taking a significant risk in combining our growing businesses, which are well placed to succeed in the future, with MDC’s legacy and over-levered assets. While we would look forward to partnering with the agencies at MDC, we will not do so in a manner that undervalues Stagwell’s contributions. What Indaba is suggesting is that Stagwell should be valued materially lower on an EBITDA [earnings before interest, taxes, depreciation and amortization] basis than MDC, which is absurd given the relative strengths of our businesses.”

Under terms floated this week by Stagwell, existing MDC shareholders would own an approximately 30% stake in the merged company, according to Stagwell’s calculations, up from the 26% stake announced when MDC and Stagwell came to terms on the deal last December.

In a June 7 filing, MDC said the special committee, in consultation with its legal counsel and financial advisors, "is carefully reviewing and considering” Stagwell’s proposed new terms “to determine the course of action that it believes is in the best interests of MDC and its shareholders."

Indaba continues to argue that MDC shareholders should end up with a stake “in a range of 37.5%-40%.”

In its slide presentation, Indaba said: “We privately conveyed our concerns regarding the proposed combination with Stagwell and spent months engaging with the Special Committee and Mark Penn….

“Unfortunately, MDC appears intent on pushing through the poorly-structured merger with high pressure tactics in spite of direct feedback from its largest independent investors….”

Indaba reiterated various assertions, including allegations of “egregious conflicts of interest given that Mr. Penn runs both MDC and Stagwell.” MDC’s special committee in late May responded to Schrier’s earlier assertions, saying the committee had “negotiated with Stagwell for many months on behalf of MDC shareholders, from an arm’s length perspective, with the advice of independent financial advisors and its own lawyers.”

Indaba also questioned the independence of Stagwell’s designees to MDC’s board because “all appear to have professional overlap” with Penn. Board nominee Paul Richardson, for example, was a WPP executive when WPP bought Penn, Schoen and Berland Associates in 2001. MDC May 7 announced, “based on input from shareholders and in anticipation of becoming a controlled company,” that MDC and Stagwell had agreed to ensure that, following the merger, a majority of the board would be independent directors as defined under Nasdaq and Securities and Exchange Commission rules.

MDC declined to comment on Indaba’s letter and presentation.

MDC shares closed today at $5.28, up 13 cents.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”). Statements in this document that are not historical facts, including statements about Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Stagwell-MDC combination (the “Transaction”); the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the “Special Meeting”); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

·	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;

·

adverse tax consequences in connection with the Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

·	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Transaction;
·	the impact of uncertainty associated with the Transaction on Stagwell’s and MDC’s respective businesses;
·	direct or indirect costs associated with the Transaction, which could be greater than expected;
·	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
·	the risk of parties challenging the Transaction or the impact of the Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, and a proxy statement/prospectus on Form 424B3 on May 10, 2021 (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus").  This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction. MDC has mailed the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.